UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-124837

KEYUAN PETROCHEMICALS, INC.

(Exact name of registrant as specified in its charter)

Qingshi Industrial Park

Ningbo Economic & Technological Development Zone

Ningbo, Zhejiang Province

P.R. China 315803

(86) 574-8623-2955

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)	☒
Rule 12(g)-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(i)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 79

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification to be signed on its behalf by the undersigned duly authorized person.

Date: November 9, 2016	By:	/s/ Feng Chen
	Name:	Feng Chen
	Title:	Acting Chief Executive Officer, Chief Financial Officer and Vice President of Accounting